Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
RANDGOLD RESOURCES — Annual Information Update
London, United Kingdom, 15 April 2011 - In accordance with Prospectus Rule 5.2, Randgold Resources Limited submits its Annual Information Update, following the publication of our Annual Report in March 2011. This Annual Information Update refers to information that has been published or made available to the public in Jersey, the UK, the USA and Canada.
This Annual Information Update provides information from 6 April 2010 to 8 April 2011 being the date of publication of this Annual Information Update.
Information posted on website (www.randgoldresources.com)
QUARTERLY REPORTS

TITLE	DATE PUBLISHED
2011

Report for the fourth quarter and year ended 31 December 2010	7 February 2011

2010

Report for the third quarter ended 30 September 2010	9 November 2010

Report the second quarter and 6 months ended 30 June 2010	5 August 2010

Report for the first quarter ended 31 March 2010	6 May 2010
ANNUAL REPORTS

TITLE	DATE PUBLISHED
Annual Report — 2010	31 March 2011
RESERVE/RESOURCE TABLES

TITLE	DATE PUBLISHED
Reserve and Resource Declaration — 2010	31 March 2011
20-F

TITLE	DATE PUBLISHED
Annual Report on Form 20-F — 2010	31 March 2011
CORPORATE GOVERNANCE

TITLE	DATE PUBLISHED
Notice to Shareholders for the 2011 AGM and Proxy Form	31 March 2011

Code of Conduct	26 March 2010

Board Charter	9 March 2010

CORPORATE GOVERNANCE

TITLE	DATE PUBLISHED
Class 1 Circular — Notice of Extraordinary General Meeting	16 December 2009

Audit Charter	2 March 2007

Nomination & Corporate Governance Committee Charter	2 March 2007

Remuneration Committee Charter	2 March 2007

Corporate Code of Ethics Financial	21 October 2005

Social Responsibility Statement	18 October 2005
PRESENTATIONS

TITLE	DATE PUBLISHED
2010

PDAC:”...Gounkoto...a new multi-million ounce gold discovery in the Loulo district of Mali, West Africa”	9 March 2011

BMO Conference: “Randgold Resources... a team committed to delivering on its strategy”	1 March 2011

Indaba 2011: “...Risks and rewards of gold mining in Africa”	8 February 2011

Results for the fourth quarter and year ended 31 December 2010	7 February 2011

Deutsche Bank BRICS Conference: “...delivering growth with a focus on value...”	4 November 2010

Results for the third quarter ended 30 September 2010	2 November 2010

Denver Gold Conference: “...a pure gold company creating value at every stage”	30 September 2010

Results of the second quarter and six months ended 30 June 2010	5 August 2010

Results for the first quarter ended 31 March 2010	6 May 2010
Documents filed with the Jersey Financial Services Commission

TITLE	DATE
Annual Return 2011	15 February 2011

Notice of change of registered office	6 September 2010

Register of Members	31 August 2010

Public Company Accounts for the year ended 31 December 2010	6 May 2010

Filing of Special Resolutions approved at AGM held on 4 May 2010	4 May 2010
Documents filed with the Jersey Financial Services Commission are available at Jersey Financial Services Commission, PO Box 267, 14 — 18 Castle Street, St Helier, Jersey, JE4 8TP.
Information submitted to the Regulatory News Service, London Stock Exchange

TITLE	DATE PUBLISHED
Sustained focus on organic growth delivers rise in reserves and resources for eighth consecutive year	31 March 2011

Randgold forecasts significant production increases and unit cost reductions	31 March 2011

Total voting rights	30 March 2011

Notification of major interest in shares — FMR LLC	29 March 2011

Director’s Randgold Resources shareholding	10 March 2011

Tongon mine still operating on plan	9 March 2011

Total voting rights	28 February 2011

Restricted stock award: non executive directors — amendment	25 February 2011

Restricted stock award: non executive directors	23 February 2011

Randgold resources sets record straight on greenhouse gas emissions	16 February 2011

Q4 results — Randgold forges ahead in tough year	7 February 2011

Partnership in progress keeps Kibali on fast track	24 January 2011

TITLE	DATE PUBLISHED
Notification of major interest in shares — BlackRock Inc	21 January 2011

Operational and political issues impact Randgold Resources Q4 production	23 December 2010

Notification of Major Interest in Shares — BlackRock Inc	7 December 2010

Tongon mine continues operations	6 December 2010

Total voting rights	30 November 2010

Block listing	25 November 2010

Block listing six monthly return	16 November 2010

Q3 results — amendment	9 November 2010

Q3 results — Growth platform consolidation continues with first production from new Tongon mine	9 November 2010

Collins Stewart appointed joint corporate broker to Randgold Resources	9 November 2010

New tongon mine pours first gold	8 November 2010

Total voting rights	29 October 2010

Vital medical supplies reach Doko in DRC	21 October 2010

Total voting rights	30 September 2010

Director’s Randgold Resources shareholding	22 September 2010

Notification of major interest in shares — BlackRock Inc	3 September 2010

Total voting rights	31 August 2010

Restricted stock award and sale of shares: GP Shuttleworth	24 August 2010

Randgold resources announces disposal of 5 000 000 common shares in Volta Resources Inc	23 August 2010

Q2 results — Profits rise while new projects take shape	4 August 2010

Loulo production guidance revised	2 August 2010

Gounkoto discovery confirms great gold upside in Mali	30 July 2010

Kibali gears up for earlier construction start	21 July 2010

Resignation of director — J Walden	1 July 2010

Total voting rights	30 June 2010

Total voting rights	4 June 2010

Director’s Randgold Resources shareholding	28 May 2010

Randgold resources announces disposal of 5,000,000 common shares in Volta Resources Inc	19 May 2010

Q1 results — Focus on delivery as randgold resources advances new growth projects	6 May 2010

Results of voting at 2010 Randgold Resources Annual General Meeting	4 May 2010

Total voting rights	30 April 2010

Ivorian businesses make big contribution to development of new gold mine	24 April 2010

Randgold resources reports rapid progress on Kibali	20 April 2010

Block listing six monthly return	13 April 2010

Partnership between private and public sectors essential for African gold mining	12 April 2010
Details of all regulatory announcements can be found in full on the company’s market news page on the London Stock Exchange website at: www.londonstockexchange.com
Documents filed with the UK National Storage Mechanism

TITLE	DATE
Annual Report for the year ended 31 December 2010	31 March 2011

Notice to Shareholder and Proxy Form	31 March 2011

Proposed New Articles of Association	31 March 2011

Documents filed with the United States Securities and Exchange Commission

TITLE	DATE
Form 6-K: Incorporating the following:	5 April 2011

Release, dated 29 March 2011, entitled “Notification of Major Interest in Shares”.

Release, dated 31 March 2011, entitled “Randgold Forecasts Significant Production Increases and Unit Cost Reductions”.

Release, dated 31 March 2011, entitled “Sustained Focus on Organic Growth Delivers Rise in Reserves and Resources for Eighth Consecutive Year”.

Release, dated 31 March 2011, entitled “Total Voting Rights”.

Release, dated 4 April 2011, entitled “Announcement of Q1 Results — Thursday 5 May 2011”.

Form 20-F: Annual report for the fiscal year ended 31 December 2010	31 March 2011

Form 6-K: Incorporating the following:	15 March 2011

Release, dated 9 March 2011, entitled “Tongon Mine Still Operating on Plan”.

Release, dated 10 March 2011, entitled “Director’s Randgold Resources Shareholding”.

Form 6-K: Incorporating the following:	3 March 2011

Release, dated 25 February 2011, entitled “Restricted Stock Award: Non Executive Directors”.

Release, dated 28 February 2011, entitled “Total Voting Rights”.

Form 6-K: Incorporating the following:	23 February 2011

Release, dated 16 February 2011, entitled “Randgold Sets Record Straight on Greenhouse Gas Emissions”.

Release, dated 23 February 2011, entitled “Restricted Stock Award: Non Executive Directors”.

Schedule 13G: Statement of acquisition of beneficial ownership by individuals (Van Eck Associates Corporation)	15 February 2011

Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals (FMR LLC)	14 February 2011

Form 6-K: Incorporating the following:	10 February 2011

Release, dated 7 February 2011, entitled “Randgold Forges Ahead in Tough Year”.

Form 6-K: Incorporating the following:	28 January 2011

Release, dated 21 January 2011, entitled “Notification of Major Interest in Shares”.

Release, dated 24 January 2011, entitled “Partnership in Progress Keeps Kibali on Fast Track”.

Schedule 13G: Statement of acquisition of beneficial ownership by individuals (Wells Fargo and Company)	25 January 2011

Form 6-K: Incorporating the following:Release, dated 13 January 2011, entitled “Announcement of Year End (Q4) Results — Monday 7 February 2011”.	20 January 2011

Release, dated 20 January 2011, entitled “Randgold Resources:
Q4/Year End Results Conference Call”.

Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals (BlackRock, Inc.)	10 January 2011

Form 6-K: Incorporating the following:	4 January 2011

Release, dated 23 December 2010, entitled “Operational and Political Issues Impact Randgold Resources Q4 Production”.

Form 6-K: Incorporating the following:	13 December 2010

Release, dated 6 December 2010, entitled “Tongon Mine Continues Operations”.

Release, dated 7 December 2010, entitled “Notification of Major Interest in Shares”.

Form 6-K: Incorporating the following:	3 December 2010

Release, dated 25 November 2010, entitled “Block Listing”.

Release, dated 30 November 2010, entitled “Total Voting Rights”.

TITLE	DATE
Form 6-K: Incorporating the following:	22 November 2010

Release, dated 16 November 2010, entitled “Block Listing Six Monthly Return”.

Form 6-K: Incorporating the following:	12 November 2010

Release, dated 8 November 2010, entitled “New Tongon Mine Pours First Gold”.

Release, dated 9 November 2010, entitled “Growth Platform Consolidation Continues With First Production From New Tongon Mine”.

Release, dated 9 November 2010, entitled “Collins Stewart Appointed Joint Corporate Broker To Randgold Resources”.

Release, dated 9 November 2010, entitled “Growth Platform Consolidation Continues With First Production From New Tongon Mine”.

Form 6-K: Incorporating the following:	4 November 2010

Release, dated 29 October 2010, entitled “Total Voting Rights”.

Release, dated 1 November 2010, entitled “Randgold Resources Q3 Conference Call — Tuesday 9 November 2010”.

Form 6-K: Incorporating the following:	28 October 2010

Release, dated 21 October 2010, entitled “Vital Medical Supplies Reach Doko in DRC”.

Form 6-K: Incorporating the following:	20 October 2010

Release, dated 15 October 2010, entitled “Randgold Resources Q3 Results Announcement — Tuesday 9 November 2010”.

Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals (Wells Fargo and Company)	13 October 2011

Form 6-K: Incorporating the following:	6 October 2010

Release, dated 30 September 2010, entitled “Total Voting Rights”.

Form 6-K: Incorporating the following:	9 September 2010

Release, dated 31 August 2010, entitled “Total Voting Rights”.

Release, dated 3 September 2010, entitled “Notification of Major Interest in Shares”.

Form 6-K: Incorporating the following:	27 August 2010

Release, dated 23 August 2010, entitled “Randgold Resources Announces Disposal of 5 000 000 Common Shares in Volta Resources Inc”.

Release, dated 24 August 2010, entitled “Restricted Stock Award and Sale of Shares: G P Shuttleworth”.

Announcement regarding the change of the Registrant’s registered address, made by the Registrant on 25 August 2010.

Form 6-K: Incorporating the following:	6 August 2010

Release, dated 30 July 2010, entitled “Gounkoto Discovery Confirms Great Gold Upside in Mali”.

Release, dated 2 August 2010, entitled “Loulo Production Guidance Revised”.

Release, dated 5 August 2010, entitled “Profits Rise While New Projects Take Shape”.

Form 6-K: Incorporating the following:	28 July 2010

Release, dated 21 July 2010, entitled “Kibali Gears Up For Earlier Construction Start”.

Form 6-K: Incorporating the following:	7 July 2010

Release, dated 30 June 2010, entitled “Total Voting Rights”.

Release, dated 1 July 2010, entitled “Randgold Resources Q2 Results Announcement”.

Release, dated 1 July 2010, entitled “Resignation of Director”.

Form 6-K: Incorporating the following:	7 June 2010

Release, dated 19 May 2010, entitled Randgold Resources Announces Disposal of 5,000,000 Common Shares in Volta Resources Inc.”.

Release, dated 28 May 2010, entitled “Director’s Randgold Resources Shareholding”.

Release, dated 4 June 2010, entitled “Total Voting Rights”.

TITLE	DATE
Form 6-K: Incorporating the following:	10 May 2010

Release, dated 4 May 2010, entitled “Results of Voting at 2010 Randgold Resources Annual General Meeting”.

Release, dated 6 May 2010, entitled “Focus on Delivery as Randgold Resources Advances New Growth Projects”.

Form 6-K: Incorporating the following:	30 April 2010

Release, dated 24 April 2010, entitled “Ivorian Businesses Make Big Contribution to Development of New Gold Mine”.

Release, dated 30 April 2010, entitled “Total Voting Rights”.

Form 6-K: Incorporating the following:	23 April 2010

Release, dated 20 April 2010, entitled “Randgold Resources Reports Rapid Progress on Kibali”.

Release, dated 23 April 2010, entitled “Q1 Results Investor Conference Call — Thursday 6 May 2010”.
The company has submitted filings to the SEC by virtue of having American Depositary Shares listed on the Nasdaq National Market. Full details of the filings can be viewed at: www.sec.gov
Information submitted to the System for Electronic Document Analysis and Retrieval (SEDAR)

TITLE	DATE
Form 6-K (for the month of April 2011 (first filing)) incorporating the following:	5 April 2011

Release, dated 29 March 2011, entitled “Notification of Major Interest in Shares”

Release, dated 31 March 2011, entitled “Randgold Forecasts Significant Production Increases and Unit Cost Reductions”

Release, dated 31 March 2011, entitled “Sustained Focus on Organic Growth Delivers Rise in Reserves and Resources for Eighth Consecutive Year”

Release, dated 31 March 2011, entitled “Total Voting Rights”

Release, dated 4 April 2011, entitled “Announcement of Q1 Results — Thursday 5 May 2011”

Form 20-F for the fiscal year ended 31 December 2010 filed as document type ‘Audited annual financial statements’	5 April 2011

OSC Form 13-502F3B for Class 3B Reporting Issuers — Participation Fee Letter referencing the Form 20-F filed as document type ‘Audited annual financial statements’

Letter referencing the Form 20-F filed as document type ‘MD&A — letter from foreign issuer’

Letter referencing the Form 20-F filed under filing type Annual certificates (52-109F1) as document type ‘cover letter’

Form 6-K (for the month of March 2011 (second filing)) incorporating the following:	15 March 2011

Release, dated 9 March 2011, entitled “Tongon Mine Still Operating on Plan”

Release, dated 10 March 2011, entitled “Director’s Randgold Resources Shareholding”

Form 6-K (for the month of March 2011 (first filing) incorporating the following:	3 March 2011

Release, dated 25 February 2011, entitled “Restricted Stock Award: Non Executive Directors”

Release, dated 28 February 2011, entitled “Total Voting Rights”

Form 6-K (For the month of February 2011 (second filing)): Incorporating the following:	23 February 2011

Release, dated 16 February 2011, entitled “Randgold Sets Record Straight on Greenhouse Gas Emissions”

Release, dated 23 February 2011, entitled “Restricted Stock Award: Non Executive Directors”

Form 6-K (for the month of February 2011 (first filing) incorporating the following:	10 February 2011

Release, dated 7 February 2011, entitled “Randgold Forges Ahead in Tough Year”

TITLE	DATE
Form 6-K (for the month of January 2011 (third filing)) incorporating the following:	28 January 2011

Release, dated 21 January 2011, entitled “Notification of Major Interest in Shares”

Release, dated 24 January 2011, entitled “Partnership in Progress Keeps Kibali on Fast Track”

Form 6-K (for the month of January 2011 (second filing)) incorporating the following:	20 January 2011

Release, dated 13 January 2011, entitled “Announcement of Year End (Q4) Results — Monday 7 February 2011”

Release, dated 20 January 2011, entitled “Randgold Resources: Q4/Year End Results Conference Call”

Form 6-K (for the month of January 2011 (first filing)) incorporating the following:	4 January 2011

Release, dated 23 December 2010, entitled “Operational and Political Issues Impact Randgold Resources Q4 Production”

Certificate of qualified person (NI 43-101): Onno ten Brinke, Group Mine Planning Engineer, Randgold Resources Limited dated 23 December 2010	23 December 2010

Certificate of qualified person (NI 43-101): Rodney Quick, General Manager Evaluation and Environment, Randgold Resources Limited dated 23 December 2010	23 December 2010

Consent of qualified person (NI 43-101): Onno ten Brinke, Group Mine Planning Engineer, Randgold Resources Limited dated 23 December 2010	23 December 2010

Consent of qualified person (NI 43-101): Rodney Quick, General Manager Evaluation and Environment, Randgold Resources Limited dated 23 December 2010	23 December 2010

Technical Report (NI 43-101): “Gounkoto Gold Project, Loulo, Mali” dated 23 December, 2010	23 December 2010

Form 6-K (for the month of December 2010 (second filing)) incorporating the following:	23 December 2010

Release, dated 6 December 2010, entitled “Tongon Mine Continues Operations”

Release, dated 7 December 2010, entitled “Notification of Major Interest in Shares”

Form 6-K (for the month of December 2010 (first filing)) incorporating the following:	3 December 2010

Release, dated 25 November 2010, entitled “Block Listing”.

Release, dated 30 November 2010, entitled “Total Voting Rights”.

Form 6-K (for the month of November 2010 (third filing)) incorporating the following:	22 November 2010

Release, dated 16 November 2010, entitled “Block Listing Six Monthly Return”.

Form 6-K (for the month of November 2010 (second filing)) incorporating the following:	12 November 2010

Release, dated 8 November 2010, entitled “New Tongon Mine Pours First Gold”

Release, dated 9 November 2010, entitled “Growth Platform Consolidation Continues With First Production From New Tongon Mine”

Release, dated 9 November 2010, entitled “Collins Stewart Appointed Joint Corporate Broker To Randgold Resources”

Release, dated 9 November 2010, entitled “Growth Platform Consolidation Continues With First Production From New Tongon Mine”

Cover letter re: Randgold Resources Limited (the “Company”) — Third Quarter Interim Filing for the period ended 30 September 2010	12 November 2010

TITLE	DATE
MD&A — letter from foreign issuer re: Randgold Resources Limited (the “Company”) — Third Quarter Interim Filing for the period ended 30 September 2010	12 November 2010

Form 6-K (for the month of November 2010 (second filing)) filed as interim financial statements, incorporating the following:	12 November 2010

Release, dated 8 November 2010, entitled “New Tongon Mine Pours First Gold”

Release, dated 9 November 2010, entitled “Growth Platform Consolidation Continues With First Production From New Tongon Mine”

Release, dated 9 November 2010, entitled “Collins Stewart Appointed Joint Corporate Broker To Randgold Resources”

Release, dated 9 November 2010, entitled “Growth Platform Consolidation Continues With First Production From New Tongon Mine”

Form 6-K (for the month of November 2010 (first filing)) incorporating the following:	4 November 2010

Release, dated 29 October 2010, entitled “Total Voting Rights”

Release, dated 1 November 2010, entitled “Randgold Resources Q3 Conference Call — Tues 9 November 2010”

Form 6-K (for the month of October 2010 (third filing)) incorporating the following:	28 October 2010

Release, dated 21 October 2010, entitled “Vital Medical Supplies Reach Doko in DRC”

Form 6-K (for the month of October 2010 (second filing)) incorporating the following:	20 October 2010

Release, dated 15 October 2010, entitled “Randgold Resources Q3 Results Announcement — Tuesday 9 November 2010”

Form 6-K (for the month of September 2010 (first filing)) incorporating the following:	9 September 2010

Release, dated 31 August 2010, entitled “Total Voting Rights”

Release, dated 3 September 2010, entitled “Notification of Major Interest in Shares”

Form 6-K (for the month of August 2010 (second filing)) incorporating the following:	27 August 2010

Release, dated 23 August 2010, entitled “Randgold Resources Announces Disposal of 5 000 000 Common Shares in Volta Resources Inc”

Release, dated 24 August 2010, entitled “Restricted Stock Award and Sale of Shares: G P Shuttleworth”

Announcement regarding the change of the Registrant’s registered address, made by the Registrant on 25 August 2010

Form 6-K (for the month of August 2010 (first filing)) incorporating the following:	6 August 2010

Release, dated 30 July 2010, entitled “Gounkoto Discovery Confirms Great Gold Upside in Mali”

Release, dated 2 August 2010, entitled “Loulo Production Guidance Revised”

Release, dated 5 August 2010, entitled “Profits Rise While New Projects Take Shape”

Cover letter re: Randgold Resources Limited (the “Company”) — Second Quarter Interim Filing for the period ended 30 June 2010	6 August 2010

MD&A — letter from foreign issuer re: Randgold Resources Limited (the “Company”) — Second Quarter Interim Filing for the period ended 30 June 2010	6 August 2010

TITLE	DATE
Form 6-K (for the month of August 2010 (first filing)) filed as interim financial statements, incorporating the following:	6 August 2010

Release, dated 30 July 2010, entitled “Gounkoto Discovery Confirms Great Gold Upside in Mali”

Release, dated 2 August 2010, entitled “Loulo Production Guidance Revised”

Release, dated 5 August 2010, entitled “Profits Rise While New Projects Take Shape”

Form 6-K (for the month of July 2010 (second filing)) incorporating the following:	29 July 2010

Release, dated 21 July 2010, entitled “Kibali Gears Up For Earlier Construction Start”

Form 6-K (for the month of July 2010 (first filing)) incorporating the following:	7 July 2010

Release, dated 30 June 2010, entitled “Total Voting Rights”

Release, dated 1 July 2010, entitled “Randgold Resources Q2 Results Announcement”

Release, dated 1 July 2010, entitled “Resignation of Director”

Cover letter re: Randgold Resources Limited (the “Company”) — First Quarter Interim Filing for the period ended 31 March 2010	21 June 2010

MD&A — letter from foreign issuer re: Randgold Resources Limited (the “Company”) — First Quarter Interim Filing for the period ended 31 March 2010	21 June 2010

Form 6-K (for the month of May 2010 (first filing)) filed as interim financial statements, incorporating the following:	21 June 2010

Release, dated 4 May 2010, entitled “Results of Voting at 2010 Randgold Resources Annual General Meeting”

Release, dated 6 May 2010, entitled “Focus on Delivery as Randgold Resources Advances New Growth Projects”

Form 6-K (for the month of June 2010 (first filing)) incorporating the following:	7 June 2010

Release, dated 19 May 2010, entitled Randgold Resources Announces Disposal of 5,000,000 Common Shares in Volta Resources Inc.”

Release, dated 28 May 2010, entitled “Director’s Randgold Resources Shareholding”

Release, dated 4 June 2010, entitled “Total Voting Rights”

Certificate of qualified person (NI 43-101): Onno ten Brinke, Group Mine Planning Engineer, Randgold Resources Limited dated 31 May 2010	31 May 2010

Certificate of qualified person (NI 43-101): Rodney Quick, General Manager Evaluation and Environment, Randgold Resources Limited dated 31 May 2010	31 May 2010

Consent of qualified person (NI 43-101): Onno ten Brinke, Group Mine Planning Engineer, Randgold Resources Limited dated 31 May 2010	31 May 2010

Consent of qualified person (NI 43-101): Rodney Quick, General Manager Evaluation and Environment, Randgold Resources Limited dated 31 May 2010	31 May 2010

Technical Report: (NI 43-101): “Massawa Project, Senegal” dated 31 May 2010	31 May 2010

Certificate of qualified person (NI 43-101): Rodney Quick, General Manager Evaluation and Environment, Randgold Resources Limited dated 24 May 2010	25 May 2010

Consent of qualified person (NI 43-101): Rodney Quick, General Manager Evaluation and Environment, Randgold Resources Limited dated 24 May 2010	25 May 2010

Technical Report (NI 43-101): “Gounkoto Gold Project, Loulo, Mali” dated 24 May, 2010	25 May 2010

Certificate of qualified person (NI 43-101): Patrick (Rick) Adams, Director — Geological Resource Services, Cube Consulting Pty Ltd dated 20 May 2010	20 May 2010

TITLE	DATE
Certificate of qualified person (NI 43-101): Fred Kock, Lead Metallurgist, Orway Mineral Consultants (WA) Pty Ltd dated 20 May 2010	20 May 2010

Certificate of qualified person (NI 43-101): Terje (Ted) Hansen, Director — Geological Consulting, Cube Consulting Pty Ltd dated 20 May 2010	20 May 2010

Certificate of qualified person (NI 43-101): Paul Kerr, P.Eng, Senior Consultant (Underground Mining), SRK Consulting Pty Ltd dated 20 May 2010	20 May 2010

Certificate of qualified person (NI 43-101): Quinton de Klerk, Director — Mining Engineering, Cube Consulting Pty Ltd dated 20 May 2010	20 May 2010

Certificate of qualified person (NI 43-101): Rodney Leonard, Technical Director, Lycopodium Minerals Pty Ltd dated 20 May 2010	20 May 2010

Certificate of qualified person (NI 43-101): Rodney Quick, General Manager Evaluation and Environment — Randgold Resources Limited dated 20 May 2010	20 May 2010

Consent of qualified person (NI 43-101): Paul Kerr, P.Eng, Senior Consultant (Underground Mining), SRK Consulting Pty Ltd dated 20 May 2010	20 May 2010

Consent of qualified person (NI 43-101): Patrick (Rick) Adams, Director — Geological Resource Services, Cube Consulting Pty Ltd dated 20 May 2010	20 May 2010

Consent of qualified person (NI 43-101): Terje (Ted) Hansen, Director — Geological Consulting Cube Consulting Pty Ltd dated 20 May 2010	20 May 2010

Consent of qualified person (NI 43-101): Quinton de Klerk, Director — Mining Engineering, Cube Consulting Pty Ltd dated 20 May 2010	20 May 2010

Consent of qualified person (NI 43-101): Fred Kock, Lead Metallurgist, Orway Mineral Consultants (WA) Pty Ltd dated 20 May 2010	20 May 2010

Consent of qualified person (NI 43-101): Rodney Leonard, Technical Director, Lycopodium Minerals Pty Ltd	20 May 2010

Consent of qualified person (NI 43-101): Rodney Quick, General Manager Evaluation and Environment, Randgold Resources Limited dated 20 May 2010	20 May 2010

Technical Report (NI 43-101): “Kibali Gold Project in the Democratic Republic of Congo” dated 20 May, 2010	20 May 2010

Form 6-K (for the month of May 2010 (sixth filing)) incorporating the following:	10 May 2010

Release, dated 4 May 2010, entitled “Results of Voting at 2010 Randgold Resources Annual General Meeting”

Release, dated 6 May 2010, entitled “Focus on Delivery as Randgold Resources Advances New Growth Projects”

Form 6-K (for the month of April 2010 (fifth filing)) incorporating the following:	30 April 2010

Release, dated 24 April 2010, entitled “Ivorian Businesses Make Big Contribution to Development of New Gold Mine”

Release, dated 30 April 2010, entitled “Total Voting Rights”

Form 6-K (for the month of April 2010 (fourth filing)) incorporating the following:	23 April 2010

Release, dated 20 April 2010, entitled “Randgold Resources Reports Rapid Progress on Kibali”

Release, dated 23 April 2010, entitled “Q1 Results Investor Conference Call — Thursday 6 May 2010”

Form 20-F for the fiscal year ended 31 December 2009 filed as document type ‘Audited annual financial statements’	14 April 2010

OSC Form 13-502F3B for Class 3B Reporting Issuers — Participation Fee Letter referencing the Form 20-F filed as document type ‘MD&A — letter from foreign issuer’

Letter referencing the Form 20-F filed under filing type Annual certificates (52-109F1) as document type ‘ cover letter’

Letter referencing the Form 20-F filed as document type ‘Annual information form - letter from foreign issuer’

TITLE	DATE
Form 6-K (for the month of April 2010 (second filing)) incorporating the following:	14 April 2010

Release, dated 7 April 2010, entitled “Randgold Resources — Annual Information Update”

Release, dated 12 April 2010, entitled “Partnership Between Private and Public Sectors Essential for African Gold Mining”

Release, dated 13 April 2010, entitled “Announcement of Q1 Results — Thursday 6 May 2010”

Release, dated 13 April 2010, entitled “Block Listing Six Monthly Return”

News Release: “Annual Information Update”	7 April 2010
Details of all regulatory announcements can be found in full on the company’s profile on the SEDAR website at: www.sedar.com
Caution: This Annual Information Update is required by and is made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any person, takes any responsibility for, nor makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future.
Randgold Resources contact
David Haddon
Telephone: +27 11 481 7214
Mobile: +27 83 260 5275
Email: dhaddon@randgoldresources.com